Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DEMAND DERIVATIVES CORP.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF AUGUST, A.D. 2017, AT 11:27 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

6505268 8100
SR# 20175620021

Authentication: 203025059
Date: 08-08-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 08/08/2017
FILED 11:27 AM 08/08/2017
SR 20175620021 - File Number 6505268

CERTIFICATE OF INCORPORATION

OF

DEMAND DERIVATIVES CORP.

The undersigned, a natural person (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

ARTICLE I
NAME

The name of the corporation is Demand Derivatives Corp. (hereinafter referred to as the "Corporation").

ARTICLE II
REGISTERED AGENT

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III
CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the General Corporation Law of the State of Delaware, as in effect from time to time (the "DGCL").

ARTICLE IV
CAPITAL STOCK

The total number of shares of capital stock that the Corporation shall have authority to issue is Five Million (5,000,000) shares of Common Stock, par value $0.001 per share ("Common Stock").

ARTICLE V
MANAGEMENT OF THE CORPORATION

A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation. The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the bylaws of the Corporation. Election of directors need not be by written ballot unless the bylaws so provide.

B.   The Board of Directors is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the bylaws of the Corporation.

ARTICLE VI
LIMITATION OF LIABILITY; INDEMNIFICATION

A.   No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B.   To the fullest extent permitted by the DGCL, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law.

C.   Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE VII
AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII
SOLE INCORPORATOR

The name and the mailing address of the Sole Incorporator is as follows:

Stephen Hinton
One Federal Place, 1819 Fifth Avenue North
Birmingham, AL 35203-2119

IN WITNESS WHEREOF, this Certificate has been signed as of August 8, 2017, by the undersigned who affirms that the statements made herein are true and correct.

_____

Stephen Hinton
Sole Incorporator

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
February 13, 2020
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " IV--Capital Stock " so that, as amended, said Article shall be and read as follows:

> Total number of shares of Capital Stock that the Corporation shall have the authority to issue is Five Million (5,000,000), composed of 4,450,000 voting shares and 550,000 non-voting shares each at par value of $0.001 per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 4th day of May , 20 20 .

By: _____
　　　　　Authorized Officer

Title: CEO

Name: Robert Krause
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